ATTORNEYS AT LAW 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

Thomas C. Lauerman Of Counsel (202) 965-8156-Direct Dial tlauerman@carltonfields.com	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

December 21, 2021

Min S. Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A Post-Effective Amendment No. 3 filed May 18, 2021 (File No. 333-233647) (the “Amendment”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided to us orally on November 23, 2021 in connection with the above-captioned Amendment.

Each of such comments is restated below (other than several comments that you subsequently advised us that the staff had withdrawn), followed by John Hancock’s response. Where the response has entailed changes to the prospectus, those changes are precisely marked on the attached draft of the revised prospectus.

The markings on the attached draft of the prospectus reflect the changes that have be made from the version thereof that was included in the October 20, 2021 supplemental correspondence filing (Accession No. 0001193125-21-302631) setting forth John Hancock’s responses to the initial round of staff comments that you provided concerning the Amendment. Said marked changes also include some relatively minor changes that are in addition to those made in response to the staff’s November 23, 2021 comments. In particular, you will note that:

a.

John Hancock has deleted the prospectus’s references to a surrender charge being deducted upon reductions of Base Face Amount, because, upon further review it has been confirmed that the policies do not authorize such deductions and no such deductions have been or will be made in connection with any type of face amount reduction.

b.

Several sentences have been deleted from the paragraph that appears under “Standard Death Benefits — Calculation and payment of death benefit.” That deletion is solely to eliminate unnecessary repetition, as you will note that the same sentences also appear at the end of the first paragraph under “Additional Information Regarding the Policy — When We Pay Policy Proceeds.”

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Min S. Oh

December 21, 2021

c.

A paragraph has been deleted from the discussion under “Standard Death Benefits – Change of death benefit option.” This deletion simply eliminates duplicative disclosure, as the substance of the first two sentences of the deleted paragraph is covered by the second sentence in the immediately preceding paragraph, while last sentence of the deleted paragraph is identical to the last sentence of the paragraph that immediately follows the deleted paragraph.

d.

Changes have been made in how the discussion under “TAXES — Tax Consequences of Owning a Policy” is organized, although almost none of these revisions are substantive. Rather these changes are intended to make the presentation more logical and easier for the customer to read. In particular, most of the tax discussion relating to the policy’s supplementary benefit riders has been gathered together into a new section entitled “Tax Consequences of Electing Certain Optional Benefits,” rather than being scattered through the more general discussion where it was somewhat disjointed.

SEC STAFF COMMENTS ON FACING SHEET AND STATUTORY PROSPECTUS

COMMENT 1: Set forth the approximate date of commencing the offering on the facing sheet (e.g., “As soon as practicable after effectiveness of this amendment”).

RESPONSE: Comment accepted. The facing sheet will be revised appropriately to state that the approximate date of commencing the offering will be “As soon as practicable after effectiveness of this amendment.”

COMMENT 2: In the second paragraph on the prospectus cover page, change the word “index” in the parenthetical to “indexed”.

RESPONSE: Comment complied with.

COMMENT 3: Insert page numbers in the Table of Contents.

RESPONSE: Comment accepted. These page numbers will be included in the prospectus as next filed by amendment.

COMMENT 4: In the Key Information Table, remove the definitions of “surrender” and “lapse” from where they appear in the “Charges for Early Withdrawals” box, as definitions should not be included in the Key Information Table.

RESPONSE: Comment complied with. These definitions have been removed, as the terms in question are already defined under “Overview of the Policy.”

COMMENT 5: In the Key Information Table’s “Charges for Early Withdrawals” segment, disclose the amount of the maximum surrender charge as a percentage of the Base Face Amount.

RESPONSE: Comment complied with.

COMMENT 6: (a) For consistency with usage elsewhere in the prospectus, change “variable investment options” to “variable investment accounts” here it appears in the “Annual Fee” column in the Key Information Table’s segment dealing with “Ongoing Fees and Expenses (annual charges)”; and (b) be sure the parenthetical that follows those words (i.e., “(portfolio fees and expenses)” is completely set forth (as said parenthetical was truncated in the marked copy that John Hancock submitted to the staff).

Min S. Oh

December 21, 2021

RESPONSE: Comment complied with.

COMMENT 7: Delete the extraneous quotation mark from the right-hand column opposite “Risk of Loss” in the Key Information Table.

RESPONSE: Comment complied with.

COMMENT 8: In the first paragraph in the middle column of the “Optional Benefits” box of the Key Information Table, the term “optional supplementary benefit riders” should conform to the terminology for these riders that is used throughout the prospectus.

RESPONSE: Comment complied with by revising the terminology to which this comment relates in the Optional Benefits box of the Key Information Table. Specifically, the revised term is “supplementary benefit riders,” which is the term consistently used to refer to this concept throughout the prospectus.

COMMENT 9: Either (a) delete the second paragraph of the middle column of the “Optional Benefits” segment of the Key Information Table or (b) confirm supplementally to the staff that the cross-references include details about what this paragraph is referring to.

RESPONSE: Comment complied with by deleting the paragraph in question.

COMMENT 10: Add language to the “Tax Implications” paragraph of the Key Information Table (perhaps at the end of the paragraph) explaining that withdrawals may also be subject to tax penalties.

RESPONSE: Comment complied with.

COMMENT 11: Make the paragraph in the “Investment Professional Compensation” segment of the Key Information Table more closely track the language of Instruction 6 to Form N-6 Item 2 – for example by deleting the words “commissions and other” and changing “various compensation” to “commissions”.

RESPONSE: Comment complied with.

COMMENT 12: In the first sentence under “OVERVIEW OF THE POLICY – Purpose”, either define the term “policy value accumulation options” or replace that term with another term or terms defined in the prospectus.

RESPONSE: Comment complied with by replacing the terminology in question with terms already described in the prospectus.

COMMENT 13: Check whether “index segment” should be “indexed segment” where this term appears in the sixth paragraph under “OVERVIEW OF THE POLICY – Premiums.”

RESPONSE: Comment complied with. No change has been made, as we have confirmed that “index segment” is the term used consistently throughout the prospectus when referring to the segments of the indexed account.

Min S. Oh

December 21, 2021

COMMENT 14: Under “STANDARD DEATH BENEFITS – Option 1 and Option 2” expand the new paragraph regarding the impact of portfolio performance, after deduction fund expenses, on policy value and death benefits to also include the impact of contract charges and to explain more specifically that the resultant increases and decreases in policy value could result in increases and decreases in the death benefit.

RESPONSE: Comment complied with.

COMMENT 15: Under “PRINCIPAL RISKS OF INVESTING IN THE POLICY” add a discussion of insurance company risk. This disclosure could perhaps be combined with one of the other risks and need only set forth the “gist” of the disclosure required in the “Insurance Company Risks” segment of the Fee Table.

RESPONSE: Comment complied with by adding the requested disclosure to the discussion under “Investment Risk/Risk of Loss.”

COMMENT 16: Under “ADDITIONAL INFORMATION REGARDING THE POLICY – Deductions from policy value,” the disclosure regarding supplementary benefit rider charges is currently a cross-reference to the Fee Table. If the maximum charge that the fee table shows for any such rider is not also the current charge, provide additional information about the current rider charges.

RESPONSE: Comment complied with by adding information (in the paragraph to which this comment pertains) that (a) specifically emphasizes that the charges shown in the Fee Table for the supplementary benefit riders are the maximum charges, (b) specifically identifies the only riders for which the charges are currently being assessed at less than the maximum rates, (c) specifically emphasizes that the charges for each of those identified riders can be increased, and (d) specifically advises the reader how to find out the current rates for those identified riders under their policies. The additional information and assistance listed in (a)-(d) above is the most meaningful and helpful information that can be provided in the prospectus, because the current charge rates for those identified riders vary widely depending on the insurance characteristics of the particular insured person under a policy.

COMMENT 17: In the same section, in the caption “Policy or Registrant Changes” the word “Registrant” should be changed to “Separate Account,” for consistency of terminology.

RESPONSE: Comment complied with.

COMMENT 18: Regarding the Appendix, the staff does not permit variation in the prescribed headings in the Appendix. Accordingly, in the middle column heading, insert the word “and” after “Portfolio” and delete the words “as applicable”

RESPONSE: Comment complied with.

SEC STAFF COMMENT ON STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

COMMENT 19: In the SAI, please confirm supplementally to the staff that there are no undisclosed non-principal risks that are required to be disclosed.

Min S. Oh

December 21, 2021

RESPONSE: Comment complied with. John Hancock has authorized us to confirm that there are no undisclosed non-principal risks that are required to be disclosed in the SAI.

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to the undersigned or to William J. Kotapish (202-965-8154; Wkotapish@carltonfields.com) at this firm.

Sincerely,

/s/ Thomas C. Lauerman

Thomas C. Lauerman

Attachment: draft prospectus marked to show changes from that attached to the October 20, 2021,     supplemental correspondence submission